UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009.
Commission File Number 000-51559
STEALTHGAS INC.
(Translation of registrant’s name into English)
331 Kifissias Avenue Erithrea 14561 Athens, Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐                      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX
SIGNATURES
EX-99.1
EX-99.2
EX-99.3

EXHIBIT INDEX

99.1	Proxy Statement for the 2009 Annual Meeting of Stockholders

99.2	Proxy for the 2009 Annual Meeting of Stockholders

99.3	2008 Annual Report and Accounts

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date:       July 9, 2009

STEALTHGAS INC.

By: Name:	/s/ Harry N. Vafias Harry N. Vafias
Title:	President and Chief Executive Officer